SECURITIES AND EXCHANGE COMMISSION

 Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-33469

YINGLI GREEN ENERGY HOLDING COMPANY

LIMITED

No. 3399 North Chaoyang Avenue

Baoding 071051

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

FORM 6-K

Table of Contents

Other Events.

Signature

Other Events.

Yingli Green Energy Holding Company Limited (OTC Pink: YGEHY) ("Yingli Green Energy" or "the Company"), was informed by the administrator (the “Administrator”) of Yingli Energy (China) Co., Ltd. (“Yingli China”) that it has filed a petition on behalf of Yingli China to the Grand Court of Cayman Islands to liquidate the Company as the Company is insolvency and not able to repay debt owed to Yingli China. In addition, the Administrator of Yingli China requested that EY Cayman Ltd. be appointed as the Insolvency Administrator of the Company to oversee the Company’s liquidation process. The Grand Court of Cayman Islands is expected to accept the petition to liquidate the Company around the end of September.

On July 9, 2020, Baoding Municipal Intermediate People’s Court in Hebei Province, China, has ruled that the restructuring of Yingli China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., another subsidiary of the Company, and Yingli China’s subsidiaries (Hainan Yingli New Energy Resources Co., Ltd., Tianjin Yingli New Energy Resources Co., Ltd., Hengshui Yingli New Energy Resources Co., Ltd., and Lixian Yingli New Energy Resources Co., Ltd.) should be consolidated as one restructuring case. The Court has appointed the Administrator of Yingli China as the administrator of those six companies to administer their restructuring process. The primary goal is to restructure their debt obligations, while continuing their production and operations to meet customer orders and its product warranty obligations. In addition, through the restructuring, more funds will be injected into the restructured companies for the equipment and technique upgrade and the expansion of highly efficient production capacity. However, the restructuring of these six companies is expected to wipe out all equity interests in these companies, and therefore the Company expects to suffer a total loss of all of its direct and indirect investments in these companies.

Given the Company’s current assets and liabilities, the Company does not expect there will be any residual assets for distribution to the Company’s shareholders upon completion of the Company’s liquidation. The Company is expected to be dissolved upon completion of the liquidation process, which will be carried out by the Insolvency Administrator, and all outstanding shares of the Company, including any ADSs representing the Company’s ordinary shares, are expected to be cancelled for nil consideration upon completion of the Company’s liquidation and dissolution process.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

By:	/s/ Yiyu Wang
Name: Yiyu Wang
Title: Chief Financial Officer

Date: September 24, 2020